August 17, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

John Reynolds

Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                             Thompson Creek Metals Company Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 13, 2016

File No. 001-33783

Dear Mr. Reynolds:

On behalf of Thompson Creek Metals Company Inc. (the “Company”), we hereby submit this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated August 9, 2016 relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).  For convenience, the Staff’s comments are set forth herein, followed by our responses.  The Company has revised the Preliminary Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 1 to the Preliminary Proxy Statement (the “Amendment”) that reflects these revisions and updated pro forma financial statements, and generally updates the information contained therein.

The Arrangement, page 55

Background to the Arrangement, page 55

1.              We note your disclosure regarding the presentations made by your financial and legal advisors. Please supplementally provide us with copies of any materials, such as board books, used in the presentations to your Board of Directors. We may have additional comments after reviewing these materials.

Response:  In response to the Staff’s comment, materials prepared by BMO Capital Markets and Moelis & Company, the Company’s financial advisors, for the Board of Directors of the Company in connection with the transactions are being provided to the Staff under separate cover from legal counsel on a supplemental basis.  In addition, we are concurrently providing the Staff under separate cover on a supplemental basis legal advisor presentations made to the Board of Directors in connection with the transactions, except for materials subject to attorney-client privilege or related to legal advice as to fiduciary duties applicable to directors.

All such materials are being provided to the Staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.  In accordance with such Rule 12b-4, these materials are requested to be returned promptly following completion of the Staff’s review thereof. In addition, due to their sensitive commercial and financial nature, confidential treatment will be requested for these materials under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. §200.83(b).

2.              Please disclose when the discussions with Party A terminated and the reasons for the termination.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Amendment.

3.              Please clarify the references to “holistic solution” or “holistic restructuring” throughout this section.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 60 and 61 of the Amendment.

Opinion of BMO Capital Markets, page 67

4.              Please disclose the amount of compensation that is contingent upon the successful completion of the arrangement. Please also disclose the fees related to providing the opinion. Lastly, please disclose the fee to be paid upon the completion of the Centerra Equity Financing. See Item 1015(b)(4) of Regulation M-A as referenced in Item 14(b)(5) of Schedule 14A F.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Amendment.

5.              Please remove the statements on page 78 that “Thompson Creek nor any other person has made or makes any representation to any shareholder … regarding the information included in these projections” and that “the assumptions may be inaccurate or erroneous as of the date of the proxy statement.” While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the proxy statement.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Amendment.

Interests of Directors and Executive Officers in the Arrangement, page 92

6.              Please discuss whether any of the officers and directors will remain with the company following completion of the arrangement. If so, please discuss whether there are arrangements or agreements regarding compensation after completion of the arrangement.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amendment.

The Arrangement Agreement, page 98

7.              We note your disclosure on page 98 that the information contained in the Arrangement Agreement has been included for “purposes of allocating risk between the parties rather than establishing matters of fact.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Amendment.

Pro forma assumptions and adjustments, page 146

8.              We note in notes 5g) and l) you disclose the Thompson Creek’s streaming arrangement impacted your obligation to deliver gold production which in turn necessitated a reduction in the values of property, plant and equipment and deferred revenue. Please explain to us your basis in making each of the pro forma adjustments related to the streaming arrangement.

Response:  The Company currently accounts for the streaming arrangement under generally accepted accounting principles in the United States (“US GAAP”) as a deferred revenue transaction.  Centerra, the acquirer in the proposed arrangement with the Company, follows International Financial Reporting Standards (‘‘IFRS’’), as issued by the International Accounting Standards Board (‘‘IASB’’), and has informed us that they will account for the acquisition of the Company under IFRS 3, Business Combinations (“IFRS 3”), in determining the fair values of the assets acquired and liabilities assumed in the arrangement transaction.

The unaudited pro forma financial statements included in the Amendment have been prepared by Centerra in accordance with IFRS.  Centerra has provided us with the following response to the Staff’s comment with respect to the pro forma adjustments related to the streaming arrangement:

Centerra management completed an analysis and determined that Centerra is acquiring a net interest in a mineral asset as a result of their analysis of the streaming arrangement, and has presented the combined values of property, plant and equipment on this basis.

In their analysis, Centerra considered the following:

•                  Accounting for metal streaming arrangements under IFRS is complex and requires significant judgement due to the lack of specific authoritative IFRS guidance.  The accounting treatment under IFRS often differs from that of US GAAP.

•                  The metal streaming arrangement is an executory contract that legally attaches to the underlying property and is required to be assumed by any market participant.

•                  The metal streaming arrangement was not determined to be a derivative or a financial instrument within the scope of IAS 39, Financial Instruments (“IAS 39”), and was therefore evaluated based on the substance of the streaming arrangement.

•                  Measuring and presenting acquired property, plant and equipment after incorporating the terms of the streaming arrangement (i.e., net of the stream) is consistent with precedent for IFRS reporters and with the determination that the streaming arrangement is analogous to an acquisition of a mineral interest by Royal Gold. While the commodity delivered to Royal Gold is purchased on the open market, the quantity is directly linked to the production from the Mount Milligan Mine and Royal Gold has no rights to production from another property. As such, this fact would not preclude net presentation.

Relevant guidance

•                  IAS 32, Financial Instruments: Presentation

•                  IAS 39, Financial Instruments: Recognition and Measurement

•                  IFRS 3, Business Combinations

•                  IFRS 13, Fair Value Measurement

•                  PwC In Depth, “Alternative Financing for Extractive Industries”

•                  KPMG Insights into IFRS, 12th Edition

Accounting for metal streaming arrangements requires the application of significant judgment as there is little guidance in IFRS specific to these arrangements. In particular, those streaming arrangements that are structured to provide the counter party with a commodity are likely to be one of four types of arrangements (or some combination thereof):

i. A contract to buy a non-financial item in the scope of IAS 39 — a financial instrument;

ii. A contract to buy a non-financial item that is outside the scope of IAS 39 - an executory contract;

iii. Acquisition/sale of a mineral interest; or

iv. A financing arrangement.

Contracts to buy non-financial items that are in the scope of IAS 39 are accounted for based on the requirements of that standard. Contracts that are outside the scope of IAS 39 are accounted for based on their economic substance. Determining the appropriate accounting approach is not an accounting policy choice but rather an assessment of the specific facts and circumstances.

The definition of a derivative is found in IAS 39.9 and includes three primary criteria:

•                  Its value changes in response to one or more underlying variables;

•                  It has no initial net investment or an initial net investment smaller than would be required for other instruments that have a similar response to the underlying; and

•                  It will be settled at a future date.

Centerra management has determined that the first and second criteria of a derivative under IAS 39 are not met relative to the streaming arrangement.  As a result, the streaming arrangement does not meet the definition of a derivative in its entirety.  However, the streaming arrangement would still be in the scope of IAS 39 if it were concluded that it met the definition of a (non-derivative) financial liability.  IAS 32.11 defines a financial liability, in part, as any liability that is: (a) a contractual obligation: (i) to deliver cash or another financial asset to another entity; or (ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity.  The Implementation Guidance to IAS 39, paragraph B.1 provides that gold bullion is a commodity and not a financial asset.  Centerra also believes that none of the terms of the streaming arrangement are potentially unfavorable.

As a result, the streaming arrangement is not in scope of IAS 39, and the accounting model must be determined based on the substance of the arrangement.  There are a number of broad factors/indicators that must be considered in determining the substance of a metal streaming arrangement that is outside the scope of IAS 39 including:

•                  Types of risks to which the investor is exposed and types of returns;

•                  How the investment is structured and priced;

•                  The investor’s involvement in decision-making; and

•                  Exotic features like caps/floors.

The analysis of the individual indicators is attempting to determine whether the streaming arrangement is more like a “debt instrument” or a “partial sale of a mineral interest”. Arguably the most important factor in the determination is assessing the risks of, and returns to, the counter party. For a financing arrangement, a counter party is mainly exposed to credit risk, interest rate risk and possibly foreign exchange risk. For an acquisition of a mineral interest, a counter party is exposed to exploration and development risk, reserves and production risk and commodity price risk.

In substance, Centerra determined that Royal Gold is exposed to substantially all of the risks and rewards of ownership of an interest in the underlying mineral property. Certain criteria considered in making this determination included: development and production risk, price risk, volume risk and fixed or variable return. While there are some mixed indicators, which is very common in such complex arrangements, the balance of the indicators support that the streaming arrangement is primarily an acquisition of a mineral interest by Royal Gold based on the economic substance of the arrangement. As a result, Centerra determined that the appropriate presentation for the streaming arrangement in the unaudited pro forma financial statements is that of a net interest in a mineral asset.

Centerra management further considered extractive industry practice in similar business combinations accounted for under IFRS and found those to be consistent with their analysis. The net interest presentation is also consistent with the valuation approach and presentation adopted in the extractive industry for net smelter royalties that in substance grant the holder an economic interest in the underlying mineral asset. Similarly, the net interest presentation is also consistent with the practice under IFRS to value, and present an investment property, net of the value of the in-place leases.

Management of Thompson Creek discussed the basis for the pro forma accounting treatment with Centerra management who prepared the analysis and resulting conclusions with the assistance of their external auditors.

In accordance with the net interest presentation of the streaming arrangement, Centerra made the following pro forma adjustments:

Note 5 l) in the June 30, 2016 unaudited pro forma financial statements statements included in the Amendment provides for “an adjustment to reduce gold sales by $18.0 million in the six months ended June 30, 2016 and $39.9 million in the year ended December 31, 2015 to reflect a reclassification of the amortization of the streaming arrangement recorded by TCM to cost of sales.”

The reduction in gold sales reverses the amounts recorded by the Company under US GAAP to recognize the deferred revenue for gold ounces delivered under the streaming arrangement, in the respective periods. The reclassification of these amounts to cost of sales reflects presentation under IFRS of the stream arrangement netted against property, plant & equipment and the depreciation thereof as explained above.

Note 5 l) further provides for “a subsequent adjustment to decrease cost of sales by $8.2 million in the six months ended June 30, 2016 and $39.0 million in the year ended December 31, 2015 to reflect amortization of the fair value adjustment to the streaming arrangement, as discussed in

Note 5(g). The total adjustment to cost of sales was $26.2 million and $78.9 million in the six months ended June 30, 2016 and year ended December 31, 2015, respectively.”

The adjustment to cost of sales in both periods reflects the amortization of the fair value increment of the resulting mineral interest that is recorded on acquisition under IFRS 3.

Opinion of BMO Capital Markets, C-1

9.              We note the statements that BMO Capital Markets provided the Opinion for the exclusive use of the Board of Directors only and that the Opinion may not be relied upon by any third party without the express written consent of BMO Capital Markets. These limitations appear inconsistent with the disclosures relating to the fairness opinion and investors are entitled to rely on the fairness opinion. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). Please revise.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the Amendment and page C-4 of Annex C to the Amendment.

* * * *

Attached hereto as Appendix A is the written statement of the Company of the representations requested in the Staff’s comment letter.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 291-2362.  Thank you again for your time and consideration.

Respectfully submitted,

By:	/s/ Jason Day
Jason Day

cc:        Anne DeMarco (Thompson Creek Metals Company Inc.)

APPENDIX A

Pursuant to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 9, 2016, to Thompson Creek Metals Company Inc. (the “Company”) relating to the Company’s Preliminary Information Statement on Schedule 14A filed with the Commission on July 13, 2016, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

THOMPSON CREEK METALS COMPANY INC.

By:	/s/ Jacques Perron
Name: Jacques Perron
Title: Chief Executive Officer